

Mail Stop 3720

July 8, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

> **Re: NGFC Equities, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 29, 2016**
> **File No. 333-210436**

Dear Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, our references to prior comments are to comments in our June 27, 2016 letter.

General

1. In response to our prior comment 1, you filed as Exhibit 10.12 the "NGFC Limited Partnership Agreement executed March 24, 2015." Please advise us whether you have filed all amendments to the partnership agreement. In this regard, we note apparent discrepancies within the partnership agreement and between the partnership agreement and the disclosure in your registration statement. For example, please clarify the following:

a. Mr. I. Andrew Weerarante is listed as the sole limited partner in the partnership agreement. However, you disclose that there are 14 limited partners, including your directors Eugene Nichols and Bo Engberg, and suggest that Mr. Weerarante is not a limited partner.

b. Throughout your filing you state that current limited partners of NGLP may convert 100 percent of their capital into NGFC shares by March 31, 2017. Section 4.01 of Exhibit 10.12, which is dated March 24, 2015, indicates that the right to conversion expires within one year of the closing the then current offering. Please confirm that the then current offering closed on March 31, 2016 or otherwise explain why you believe March 31, 2017 is the correct expiration date.

c. Please explain the references in the partnership agreement to a "Confidential Private Placement Memorandum of the Partnership dated January 28, 2016," which post-dates the March 24, 2015 date of the partnership agreement by ten months.

d. Throughout your filing you state that NGFC resigned as the general partner of NGLP on May 19, 2016, effective at the end of the day May 20, 2016. Section 5.01(a) of Exhibit 10.12 states that a general partner must provide 30 days written notice of such general partner's resignation. Please confirm that the limited partners provided a waiver of this notice requirement or explain how NGFC could resign without such a waiver or 30 days written notice in light of the provisions in Section 5.01.

e. On page 48, you state that Mr. Weeraratne was appointed as the general partner of NGLP at a board of directors meeting held on May 19, 2016. Please clarify when this appointment occurred in relation to when NGFC resigned as general partner and how the board of directors of NGFC could appoint the new general partner of NGLP under the partnership agreement.

Financial Statements

Pro Forma Information

2.   We note your response to prior comment 6. We believe that the results of the deconsolidation, in particular the cash and investment amount, are material to investors. Therefore, please include pro forma information giving effect to your surrender of control over NGLP and its subsequent deconsolidation. See Item 11(e) of Form S-1 and Rule 11-01 of Regulation S-X.

Note 6 – Formation of NGFC Limited Partnership, page F-11

3.   We await your response to prior comment 7.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551- 3352 or Bob Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications